                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2003

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

AP.Biscom changes name

TELECOM ITALIA MEDIA: PRESENTING APCOM

Antonio Calabrò is Press Agency Manager

Gaetano La Pira is Co-Manager

Also launching: TMnews, the 100% Telecom Italia Media subsidiary that owns apcom

 Riccardo Perissich is Chairman, Fabrizio Grassi is CEO

Milan, 3 October 2003 - Apcom is the new name of the press agency formerly known as ApBiscom. Helmed by Antonio Calabrò, with Gaetano La Pira as co-manager,  apcom is an expression of the synergy generated by the well-known international press agency AP and Telecom Italia Media, which has taken over an exclusive contract for AP’s international bulletins for Italy after acquiring eBisnews.

Riccardo Perissich is taking over as Chairman of TMnews (formerly eBisnews), the Telecom Italia Group company that owns apcom. Fabrizio Grassi is CEO. Antonio Calabrò, Aldo Cappuccio, Paolo Dal Pino, Matteo Fabiani, Enrico Parazzini and Paolo Serra are the other Board members.

One of apcom’s first priorities is to expand its Milan bureau in order to enhance its coverage of financial news, analysis and the stock markets, and to realize news synergies with La7 television news.

The main Rome and foreign news bureaux will also be strengthened, with an office in Frankfurt to follow events at the ECB and add to the European news already covered by the Brussels bureau.

The press agency’s plans for growth build on its current assets of 50 journalists, five offices and a flow of over 600 daily bulletins, making it one of Italy’s most active primary news sources. This has been achieved in less than three years, since AP.Biscom was founded by Lucia Annunziata. The agency is manned 24 hours a day, 365 days a year, and has scored a long sequence of scoops. The company’s customer portfolio is continuing to expand.

Media Relations

Telecom Italia Media Press Office

+39.02.8595.4915 / +39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 3rd, 2003

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer